United States securities and exchange commission logo





                            November 2, 2021

       Ray Young
       Chief Financial Officer
       Archer-Daniels-Midland Co
       77 West Wacker Drive
       Suite 4600
       Chicago, IL 60601

                                                        Re:
Archer-Daniels-Midland Co
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed February 18,
2021
                                                            File No. 1-00044

       Dear Mr. Young:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2020

       Exhibits

   1. Your Exhibit 21 subsidiary listing "excludes unnamed subsidiaries which, considered in the aggregate as a
single subsidiary, would not constitute a "significant subsidiary" as defined in Regulation
S-X of the United States Securities and Exchange Commission (17
                                                        CFR 210.1-02(w))."
Please confirm for us that the excluded subsidiaries are not regulated by another Federal
agency as discussed in the instructions to Exhibit 21. If you have excluded subsidiaries
which are regulated by another Federal agency, please tell us how you determined this was
appropriate.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ray Young
Archer-Daniels-Midland Co
November 2, 2021
Page 2

        You may contact Mindy Hooker, Accountant, at (202) 551-3732 or John Cash, Branch
Chief, at (202) 551-3768 with any questions.



FirstName LastNameRay Young                             Sincerely,
Comapany NameArcher-Daniels-Midland Co
                                                        Division of Corporation
Finance
November 2, 2021 Page 2                                 Office of Manufacturing
FirstName LastName